1 Filed by Johnson & Johnson pursuant to rule 425 under the Securities Act of 1933, as amended Subject Company: Johnson & Johnson Commission File No.: 1-3215 Johnson & Johnson Benefit Service Center (“BSC”) Talking Points Background On July 24, 2023, Johnson & Johnson announced that it is offering to exchange shares of Kenvue Inc. common stock that it owns for shares of Johnson & Johnson common stock (the “exchange offer”). The opportunity to participate in the exchange offer will be passed through to participants in the Johnson & Johnson Savings Plan and the Johnson & Johnson Retirement Savings Plan (collectively the “J&J Plans”) who have a balance in the Johnson & Johnson Common Stock Fund and/or the Johnson & Johnson Stock Contributions Fund (ESOP) (the “J&J Stock Funds”) as of July 19, 2023. Emails with details on the exchange offer were sent out to all eligible plan participants with an email address on file. In addition, the Notice to Participants, Prospectus, and Direction Form(s) are being sent to eligible participants by mail. The Direction Form (one form per stock fund) is required for the participants to make their elections online or via mail. If additional Direction Forms are needed, participant will need to contact the information agent noted below. The decision to participate in the exchange offer is entirely voluntary. If participant does not wish to participate, no action is required. Before deciding whether to participate, participant should carefully read all materials provided to them including the Notice to Participants and the Prospectus. If participant wishes to participate, they must submit an election in accordance with the instructions described in the Notice to Participants no later than 4 p.m. (New York City time) on August 15, 2023 (unless the deadline is extended). The deadline for the J&J Plans is earlier than the closing of the exchange offer described in the Prospectus. Johnson & Johnson, Kenvue, fiduciaries of the J&J Plans and their respective agents are not making any recommendation as to whether or not employees should participate in the exchange offer or make any other J&J Plan investment decision. If a participant holds Johnson & Johnson shares outside of the J&J Plans, either directly (including with a brokerage firm) and/or through a different plan, they should receive separate exchange offer materials and should refer to those materials or the institution where those shares are held for more information. Additional information related to the exchange offer (including links to the Prospectus and Notice to Participants) may also be found at www.JNJSeparation.com. For questions related to the exchange offer, BSC representatives should follow the guidelines below: BSC representatives should provide: • General information regarding the J&J Plans, including their respective operations during the exchange offer period. • Information regarding J&J Stock Fund balances (Units/Share Equivalents) that participants hold in their J&J Plan(s) and eligibility to participate in the tender offer.

2 • Blackout Period: o If participant did not elect to participate in the exchange the Blackout Period will not apply to their account o If participant elected to participate in the exchange, the Blackout Period will begin at the close of the New York Stock Exchange (normally 4:00 p.m. New York City time) on the deadline date for the J&J Plans (currently scheduled for August 15, 2023). During the Blackout Period, no investment transfers out of the J&J Stock Funds will be processed and participants will not be able to request a loan, in-service withdrawal or distribution from their J&J Plan account. Money that is credited to their account (for example, from contributions, loan repayments or investment changes for new contributions) during the Blackout Period will be invested according to the investment election on file (or, if participant has not made an investment election, the J&J Plan’s default investment). o The Blackout Period will be lifted (and loans, in-service withdrawals, distributions and transfers out of the J&J Stock Funds will become available in accordance with the usual J&J Plan rules) once processing related to the exchange offer is completed, which is expected to be during the week of August 28, 2023. o If the exchange offer is extended by Johnson & Johnson as described in the Prospectus, the Blackout Period may be extended. If administratively feasible, the Blackout Period may also be temporarily lifted for an interim period of time. If the exchange offer is extended, the revised Blackout Period dates will be posted online on the For Your Benefit website. • The Kenvue stock funds are expected to remain in the J&J Plans for only a short period of time (expected to be approximately nine months). After this period is over, the Kenvue stock funds will be liquidated. The Kenvue stock funds will not accept new contributions or transfers (in) following the exchange offer. Any dividends on Kenvue stock would be reinvested in accordance with the participant’s investment election for new contributions (or, if applicable, the Plan’s default investment fund). When the Kenvue stock funds are liquidated the proceeds will be reinvested in the Plan’s default investment fund, which is the Target Retirement Fund that aligns with, or is closest to, the year the participant will turn age 62. Additional details regarding the elimination of the Kenvue stock funds will be provided before the Kenvue stock funds are eliminated as Plan investment options. • BROADRIDGE: Participants may mail in their Direction Forms(s) (one for each stock fund) or access the Broadridge website to make their elections: www.proxyvote.com/tender.Participants will need the 16- digit control number from the Direction Form(s) that were mailed in order to gain access to the election website and make their elections. Any election must be received by 4 p.m. on the deadline date which is earlier than the exchange offer date noted in the Prospectus. • Georgeson LLC, the information agent for the exchange offer, is available to answer questions about the exchange offer terms and conditions, procedures and other important resources. Participants should also contact the information agent if they need additional Direction Forms or a reprint of materials. Additional information related to the exchange offer may also be found at www.JNJSeparation.com. The information agent can be reached at 1-866-695-6074 (if calling within the United States) and 1-781- 575-2137 (if calling from outside the United States). Representatives are available Monday through Friday from 9:00 a.m. to 11:00 p.m., New York City time and Saturday from 12:00 p.m. to 6:00 p.m., New York City time. BSC representatives should not provide: • Recommendations on whether or not to participate in the exchange offer

3 • Financial or investment advice related to the J&J Plans or the exchange offer • A referral to AYCO • A referral to Johnson & Johnson Human Resources If asked if they have to participate, BSC representatives should respond with the following: Participation is entirely voluntary. Please carefully read all materials provided to you including the Notice to Participants and the Prospectus. As with any major financial decision, you may wish to consult with your independent personal financial advisor to determine if participating in the exchange offer is right for you. Forward-Looking Statements This communication contains certain statements about Johnson & Johnson and Kenvue that are forward-looking statements. Forward-looking statements are based on current expectations and assumptions regarding Johnson & Johnson’s and Kenvue’s respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Johnson & Johnson and Kenvue of the exchange offer, the anticipated timing and benefits of the exchange offer, Johnson & Johnson’s and Kenvue’s anticipated financial results, and all other statements in this communication that are not historical facts. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Johnson & Johnson’s and Kenvue’s respective periodic reports filed from time to time with the Securities and Exchange Commission (the “SEC”), the Registration Statement referred to below, including the Prospectus forming a part thereof, the Schedule TO and other exchange offer documents filed by Johnson & Johnson or Kenvue, as applicable, with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Johnson & Johnson nor Kenvue undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward- looking statements. Additional Information and Where to Find It This communication is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities and a recommendation as to whether investors should participate in the exchange offer. Kenvue has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”), including the Prospectus forming a part thereof, and Johnson & Johnson has filed with the SEC a Schedule TO, which more fully describes the terms and conditions of the exchange offer. The exchange offer will be made solely by the Prospectus. The Prospectus contains important information about the exchange offer, Johnson & Johnson, Kenvue and related matters, and Johnson & Johnson will deliver the Prospectus to holders of Johnson & Johnson common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Johnson & Johnson, Kenvue or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.

4 Holders of Johnson & Johnson common stock may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Johnson & Johnson and Kenvue file electronically with the SEC free of charge at the SEC’s website at http://www.sec.gov. Holders of Johnson & Johnson common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on http://www.JNJSeparation.com. Johnson & Johnson has retained Georgeson LLC as the information agent for the exchange offer. To obtain copies of the exchange offer Prospectus and related documents, or for questions about the terms of the exchange offer or how to participate, you may contact the information agent at 1-866-695-6074 (toll-free for stockholders, banks and brokers) or +1-781-575-2137 (all others outside the United States).